RMS

[redacted]

UNITED STATES
S ... COMMISSION

17005671

FACING PAGE

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SEC Mail Processing Section
FEB 24 2017
Washington DC
412

SEC FILE NUMBER
8-37426

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sisk Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 Sabine Road
(No. and Street)

Syosset (City) NY (State) 11791 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew E. Eckstein (516) 512-1634
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael Goldberg Nikpour Cohen & Sullivan Certified Public Accountants PLLC
(Name – *if individual, state last, first, middle name*)

97 Froehlich Farm Blvd. (Address) Woodbury (City) NY (State) 11797 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

CONFIDENTIAL TREATMENT REQUESTED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew E. Eckstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sisk Investment Services, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RAMEEN DANISHYAR
Notary Public - State of New York
NO. 01DA6238347
Qualified in Nassau County
My Commission Expires Apr 4, 2019

Matthew E. Eckstein
Signature

President
Title

2/23/17
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RGNC&S RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN

CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Sisk Investment Services, Inc.

We have audited the accompanying financial statements of Sisk Investment Services, Inc. (a New York corporation), which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in shareholders' equity, changes in liabilities, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Sisk Investment Services, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Sisk Investment Services, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Sisk Investment Services, Inc.'s financial statements. The supplemental information is the responsibility of Sisk Investment Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

February 22, 2017

SISK INVESTMENT SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS	
Current Assets:	
Cash	$25,769
Accounts Receivable	32,437
Total Current Assets	58,206
Total Assets	$58,206
LIABILITIES AND SHAREHOLDER'S EQUITY	
Current Liabilities:	
Accounts payable and accrued expenses	$6,592
Commissions payable	26,614
Total Current Liabilities	$33,206
Total Liabilities	33,206
Shareholder's Equity:	
Common Stock - no par value, 1,000 shares authorized, issued and outstanding	5,000
Additional paid in capital	14,000
Retained earnings	6,000
Total Shareholder's Equity	25,000
Total Liabilities and Shareholder's Equity	$58,206

See report of Independent Registered Public Accounting Firms and notes to financial statements.

SISK INVESTMENT SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues	$244,545
Operating Expenses	
Accounting & Legal	21,000
Bank Service Charges	1
Commission expense	197,115
Consulting expense	7,000
Dues & Subscriptions	30
Insurance	2,125
Office expenses	4,867
Postage	1,077
Regulatory fees	9,808
Taxes	491
Telephone	1,031
Total Operating expenses	244,545
Income from Operations	0
Other income (expense)	
None	0
Net income	0

See report of Independent Registered Public Accounting Firms and notes to financial statements.

SISK INVESTMENT SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:	
Net Income	$0
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Decrease in accounts receivable	1,380
Increase in accounts payable and accrued expenses	2,469
Decrease in commissions payable	-26,395
Net Cash Used in operating activities	-22,546
Net Decrease in Cash	-22,546
Cash-beginning of year	48,315
Cash-end of year	$25,769
Supplemental Disclosure of Cash Flow Information:	
Cash paid for the year for:	
Income taxes	$491

See report of Independent Registered Public Accounting Firms and notes to financial statements.

SISK INVESTMENT SERVICES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock		Additional Paid-in	Retained Earnings
	Shares	Value	Capital	(Deficit)
Balance-December 31, 2015	1,000	$5,000	$14,000	$6,000
Net income	-	-	-	0
Shareholder contributions	-	-	-	-
Shareholder distributions	-	-	-	-
Balance-December 31, 2016	1,000	$5,000	$14,000	$6,000

See report of Independent Registered Public Accounting Firms and notes to financial statements.

1. **Organization and Summary of Significant Accounting Policies**

Nature of Operations
Sisk Investment Services, Inc., ("the Company") is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities Exchange Commission ("SEC") and is a member firm of the Financial Industry Regulatory Authority ("FINRA"). The Company is subject to regulation by the SEC, FINRA and state regulatory authorities in the various jurisdictions in which the Company operates.

The Company's customer securities transactions are executed directly through mutual funds companies. The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph K (2) (i).

Basis of Accounting
The Company's financial statements have been prepared on the accrual basis of accounting, whereby revenues are recognized when earned and expenses are recognized when the related liability is incurred.

Revenue Recognition
The Company's revenues are derived from commissions earned from securities transactions executed on behalf of its customers. All commission fees are recognized based on the terms of the contracts and are recorded when the fees are earned, fixed or determinable, and collectible.

Cash and Cash Equivalents
The Company's policy is to include all highly liquid investments, having a maturity of three months or less from the date purchased (normally money market instruments), as cash equivalents in the financial statements.

Accounts Receivable Credit Risk
Accounts receivable were all collected subsequent to the date of the statement of financial condition, therefore, no allowance for doubtful accounts was established.

Securities Valuation
Marketable securities are valued at market value as determined by the last reported sales price on the last business day of the year, with related changes in unrealized appreciation or depreciation reflected in net income. At December 31, 2016, the Company did not maintain a position in any marketable securities.

Income Taxes
The Company has elected small business corporation status under Subchapter S of the Internal Revenue Code. Accordingly, the financial statements provide no provision for income taxes as the Company's net income or loss is reported in the personal income tax return of the shareholder.

Use of Estimates
The Company's financial statements are prepared in conformity with generally accepted accounting principals as accepted in the United States of America. These principals require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

2. **Net Capital Requirements**
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $25,000, which exceeded the required net capital by $20,000. The Company's aggregate indebtedness to net capital ratio was 1.3282 to 1.

The computation of net capital was compared to the computation of net capital reported on the Unaudited Focus Report as of December 31, 2016. There were no material differences in the computation of net capital of Sisk Investment Services, Inc.

3. **Other Liability Information**
As of December 31, 2016, all SIPC assessments have been paid. There were no liabilities subordinated to claims of general creditors as of or during the year ended December 31, 2016.

4. **Reserve Requirements**
The Company does not hold funds or securities for, or owe money or securities to, customers. Therefore, the Company is exempt from the reserve requirements as defined by the Securities and Exchange Commission under Rule 15c3-3.

5. **Fair Value Footnote**
FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) un active markets for identical assets or liabilities that the Company can access at the measurement date.

- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based upon models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to fair value measurement in its entirety.

At December 31, 2016, the Company's fair value hierarchy consisted of level 1 inputs of cash in the amount of 425,769.

6. **Recent Regulatory Developments**
In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reporting rules, which now require, among other things, that audits of all SEC registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Accounting Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or examination reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody. In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified numerous interpretive and no-action positions taken by SEC staff over many years or which conformed existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect the adoption of the amendments will have a material impact on the Company or its financial statements.

7. **Subsequent Events**
In accordance with FASB Accounting Standards Codification Topic 855 "Subsequent Events," the Company evaluated events and transactions through February 22, 2017, the date for which these financial statements were available for distribution. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

SISK INVESTMENT SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

Net Capital		
Total Stockholders' Equity		$25,000
Deductions and/or charges		
Non-allowable assets		0
Net capital before haircuts on securities position		25,000
Haircuts on securities position		0
Net Capital (Note 2)		$25,000
Aggregate Indebtedness (Note 2)		
Items included in the statement of financial condition		$57,132
Computation of Basic Net Capital Requirement		
Minimum net capital required		$5,000
Excess Net capital (Note 2 & 4)		$20,000
Percentage of aggregate indebtedness to Net Capital:	33,206 / 25,000	132.82%

No material differences exist between this statement and the year end FOCUS report.

Sisk Investment Services, Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO SEC RULE 15c3-3.

December 31, 2016

Exemption under section (k)(2)(i) is claimed:

Sisk Investment Services, Inc. ("the Company") qualifies under the exemptions from Rule 15c3-3. Customer transactions are cleared directly with the mutual fund companies. Additionally, the Company does not carry customer accounts. As such, no computation for determination of the reserve requirements under such rule is required, nor do the possession or control requirements apply.

See independent auditors' report.

[redacted]

RGNC&S
RAPHAEL
GOLDBERG
NIKPOUR
COHEN
SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Sisk Investment Services, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Sisk Investment Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sisk Investment Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Sisk Investment Services, Inc. stated that Sisk Investment Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Sisk Investment Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sisk Investment Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
Woodbury, New York

February 22, 2017

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 TEL: 516.864.8600 FAX: 516.496.9688 WWW.RSGNCCPAS.COM

Assertions Regarding Exemption Provisions

Sisk Investment Services, Inc. ("the Company") operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended December 31, 2016 without exception.

Matthew E. Eckstein, CPA
February 22, 2017